UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 25,2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                  KPN acquires NTT DoCoMo stake in KPN Mobile N.V.

Press release

Date
October 24, 2005
KPN acquires NTT DoCoMo stake	Number
in KPN Mobile N.V.	049pe

KPN and NTT DoCoMo have reviewed their relationship and reached agreement on the following.

KPN will acquire the outstanding 2.16% stake in KPN Mobile N.V. held by NTT DoCoMo, Inc., which at 30 June 2005 had a bookvalue of EUR 111 million.

In return KPN has agreed to the use by O2 in Germany of NTT DoCoMo’s mobile internet technology under its own label. KPN’s German mobile unit E-Plus will retain the exclusive right to the use of the i-mode brand. Under the terms of the agreement, KPN will pay NTT DoCoMo a consideration of EUR 5 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: October 25, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel